Filing under Rule 425 under

the Securities Act of 1933

Filing by: AbitibiBowater Inc.

Subject Company: Fibrek Inc.

SEC File No. of AbitibiBowater Inc.: 001-33776

MESSAGE TO FIBREK SHAREHOLDERS

THE TIME HAS COME TO DEPOSIT YOUR

FIBREK SHARES INTO THE OFFER MADE BY

RESOLUTE FOREST PRODUCTS

You can choose to receive any of the following in payment for each of your Fibrek

Shares:

Cdn$0.55 in cash plus 0.0284 of a share of Resolute Common Stock

Cdn$1.00 in cash, subject to proration

0.0632 of a share of Resolute Common Stock, subject to proration

TENDER YOUR SHARES TODAY

OFFER EXPIRES: May 17, 2012 at 5:00pm EST

Resolute

Premium Over Pre-Offer Price

VALUE

Our Offer represented a 39% premium

over the pre-announcement closing

price of Fibrek Shares, as at

November 28, 2011

Large and Diversified Business

Platform

We are a global leader in the forest

products industry with a diverse range

of products, including newsprint,

commercial printing papers, market

pulp and wood products

Our products are marketed in close to

90 countries

DIVERSIFICATION

Liquid Stock

In the six months prior to November

28, 2011, Fibrek’s shares only traded

approximately Cdn$61,000 per day

In the same time period, Resolute’s

average daily trading exceeded

Cdn$9,000,000, 150x that of Fibrek

LIQUIDITY

THERE WILL BE NO FURTHER

EXTENSION

Howto ACCEPT the Offer:

The offer may be accepted by delivering to the Depositary at any of its offices specified in the Letter of Transmittal, so as to arrive there not later than the Expiry Time (May 17, 2012 at 5:00pmEST)

Alternatively, Fibrek shareholders may accept the Offer by following the procedures for book-entry transfer or guaranteed delivery set out in Section 3 of the Offer included in the Offer Documents, “Manner of Acceptance”

Any Questions or Requests for Assistance may be Directed

to the Information Agent:

Georgeson

North American Toll Free Phone:

1-866-598-0048

E-mail: askus@georgeson.com

For a full description of the Offer and its terms, including why AbitibiBowater Inc., doing business as Resolute Forest Products, believes Fibrek Shareholders should accept the Offer,

and for more information about how to deposit Fibrek Shares in the Offer, Fibrek shareholders are urged to review Resolute’s Takeover Bid Circular dated December 15, 2011, as amended and supplemented by Notices of Variation, Variation and Extension, and Change, Variation and

Extension, and the related offering materials, copies of which are available from the Information

Agent identified above. These documents may also be viewed on the SEC website at

www.sec.gov, SEDAR at www.sedar.com or on Resolute’s website at www.resolutefp.com.

Statements in this advertisement that are not reported financial results or other historical information of AbitibiBowater Inc., doing business as Resolute Forest Products, are “forwardlooking statements” and may be identified by the use of forward-looking terminology such as the words “should”, “would”, “could”, “will”, “may”, “expect”, “believe”, “anticipate”, “attempt”,

“project” and other terms with similar meaning indicating possible future events or potential impact on Resolute’s business or shareholders, including future operations following the proposed acquisition of Fibrek. The safe harbor provisions of the Private Securities Litigation

Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. The potential risks and uncertainties that could cause Resolute’s actual future financial condition, results of operations and performance to differ materially from those expressed or implied in this advertisement include, but are not limited to, Resolute Common Stock issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Resolute and

Fibrek may not be integrated successfully or such integration may be more difficult, timeconsuming or costly than expected, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, and all other potential risks and uncertainties set forth under the heading “Risk

Factors” in Part I, Item 1A of Resolute’s annual report on Form 10-K for the year ended

December 31, 2011, as updated from time to time in Resolute’s Quarterly Reports on Form 10-

Q for subsequent periods, filed with the SEC and the Canadian securities regulatory authorities,

and Resolute’s other filings made from time to time with the SEC and the Canadian securities regulatory authorities.

All forward-looking statements in this advertisement are expressly qualified by the cautionary statements contained or referred to above and in Resolute’s other filings with the SEC and the

Canadian securities regulatory authorities. Resolute disclaims any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Important Notice

This advertisement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Resolute has filed with the SEC a registration statement on Form S-4, as amended, in connection with the proposed transaction with Fibrek.

INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND FIBREK ARE URGED TO

READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS

THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE

SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-

SEC-0330, on SEDAR at www.sedar.com or on Resolute’s website at

www.resolutefp.com.